Filed Pursuant to
General Instruction II.L of Form F-10
File No. 333-155590

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated December 1, 2008 to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the accompanying short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary at 2288 - 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Telephone: (604) 687-6263 and are also available electronically at the Company’s profile at www.sedar.com. See “Documents Incorporated by Reference”.

PROSPECTUS SUPPLEMENT

To Short Form Base Shelf Prospectus Dated December 1, 2008

New Issue	September 21, 2009

MINEFINDERS CORPORATION LTD.

C$66,030,000

6,200,000 Common Shares

Minefinders Corporation Ltd. (“we” or the “Company”) is hereby qualifying for distribution 6,200,000 common shares (the “Common Shares”) at a price of C$10.65 per Common Share.

The outstanding common shares of the Company are listed on the Toronto Stock Exchange (“TSX”) under the symbol “MFL” and on NYSE Amex (“NYSE Amex”) under the symbol “MFN”. The TSX has conditionallyapproved the listing of the Common Shares subject to the Company fulfilling all of the requirements of the TSX on or before December 16, 2009. The Common Shares will be listed on NYSE Amex subject to the Company fulfilling all of the requirements of NYSE Amex. On September 18, 2009, the closing sale price of the common shares on NYSE Amex and the TSX was U.S.$10.01 and C$10.68 per share, respectively. The offering price of the Common Shares was determined by negotiation between the Company and BMO Nesbitt Burns Inc., Scotia Capital Inc. and Salman Partners Inc. (the “Underwriters”). The Underwriters may offer the Common Shares at a price lower than the price indicated above. See “Plan of Distribution”.

Investing in the Common Shares involves risks that are described in the “Risk Factors” section beginning on page 21 of the AIF (as defined herein), which is incorporated by reference into this prospectus supplement.

Price: C$10.65 per Common Share

	Price to Public (1)	Underwriters’ Fee (2)	Net Proceeds to the Company (3)
Per Common Share	C$10.65	C$0.5325	C$10.1175
Total(4)	C$66,030,000	C$3,301,500	C$62,728,500

(1)         The public offering price for the Common Shares offered in Canada is payable in Canadian dollars and the public offering price for the Common Shares offered in the United States is payable in U.S. dollars at the U.S. dollar equivalent of the Canadian dollar public offering price based on the prevailing exchange rate on the date of the pricing of the offering. The Canadian dollar amount of the offering is C$10.65 per Common Share.

(2)         The Company has agreed to pay to the Underwriters a commission of 5.0% of the aggregate gross proceeds or C$0.5325 per Common Share. See “Plan of Distribution”.

(3)         After deducting the underwriting commission, but before deducting the expenses of the offering, which are estimated at C$450,000.

(4)         The Company has granted the Underwriters an over-allotment option, exercisable for 30 days from the date of the closing of the offering, to purchase up to an additional 900,000 Common Shares, at the public offering price, less the underwriting commission, to cover over-allotments. If the over-allotment option is exercised in full, the total price to the public, Underwriters’ fee and net proceeds before expenses to the Company will be C$75,615,000, C$3,780,750 and C$71,834,250, respectively. This prospectus supplement and the accompanying short form base shelf prospectus also qualify the distribution of the over-allotment option and any Common Shares that may be delivered upon the exercise of the over-allotment option. See “Plan of Distribution”.

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	900,000 Common Shares	Exercisable at the sole discretion of the Underwriters at any time up to 30 days after closing	C$10.65 per Common Share

Scotia Capital Inc. is a wholly-owned subsidiary of The Bank of Nova Scotia, a creditor of the Company. We are therefore a connected issuer of Scotia Capital Inc. under applicable securities legislation. See “Use of Proceeds”.

The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Company, and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the passing upon of certain legal matters on behalf of the Company by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to U.S. legal matters, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters, and by Shearman & Sterling LLP, with respect to U.S. legal matters. The Common Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective United States or Canadian dealer affiliates or agents, as applicable.

After the initial offering, the offering price may be changed by the Underwriters as described under “Plan of Distribution”.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates representing the Common Shares will be available for delivery at closing, which is expected to occur on or about September 29, 2009, or such other date as may be agreed upon. The Underwriters may, in connection with this offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels which might not prevail in the open market. See “Plan of Distribution”.

This prospectus supplement registers the offering of the Common Shares under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), in accordance with the multi-jurisdictional disclosure system adopted by the U.S. Securities and Exchange Commission (the “SEC”).

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING SHORT FORM BASE SHELF PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying short form base shelf prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements included or

ii

incorporated herein by reference in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of United States companies. Information regarding the impact upon our financial statements of significant differences between Canadian and United States generally accepted accounting principles is contained in Note 13 to our audited financial statements for the year ended December 31, 2008 as filed in our Annual Report on Form 40-F, filed March 12, 2009, as amended by our filing on Form 40-F/A on September 21, 2009, and in Note 11 to our unaudited financial statements for the three and six month periods ended June 30, 2009 as furnished in our Current Report on Form 6-K dated August 6, 2009, both of which are incorporated by reference in this prospectus supplement and the base prospectus.

You should be aware that the purchase of Common Shares may have tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying short form base shelf prospectus does not fully describe these tax consequences.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, the majority of our officers and directors and some of the experts named in this prospectus supplement and accompanying short form base shelf prospectus are residents of Canada, and a substantial portion of our assets and the assets of such persons are located outside the United States.

While the Company believes it was a “passive foreign investment company” within the meaning of Section 1291 of the United States Internal Revenue Code, for the fiscal year ended December 31, 2008 and prior fiscal years, based on current business plans and financial projections, the Company believes it will not be a passive foreign investment company for the current fiscal year ending December 31, 2009 or for the foreseeable future. The Company gives no opinion and makes no representation with respect to the tax consequences to the purchaser under United States, state, local or foreign tax law of the purchaser’s acquisition or disposition of the Common Shares. Prospective purchasers are solely responsible for determining the tax consequences applicable to their particular circumstances and should consult their own tax advisors concerning an investment in the Common Shares.

The Company’s head and principal office is located at 2288 - 1177 West Hastings Street Vancouver, British Columbia, V6E 2K3. The Company’s registered and records office is located at Suite 3800 – 200 Bay Street, Toronto, Ontario, M5J 2Z4.

iii

TABLE OF CONTENTS

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT	2
DEFINITIONS AND OTHER MATTERS	2
FORWARD-LOOKING STATEMENTS	2
CURRENCY & EXCHANGE RATE INFORMATION	4
THE OFFERING	4
RISK FACTORS	5
PLAN OF DISTRIBUTION	5
DESCRIPTION OF THE SECURITIES DISTRIBUTED	6
CONSOLIDATED CAPITALIZATION	6
USE OF PROCEEDS	7
LEGAL MATTERS	7
DOCUMENTS INCORPORATED BY REFERENCE	8
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	9
PRIOR SALES	9
PRICE RANGE AND TRADING VOLUMES	10
INTEREST OF EXPERTS	10
ENFORCEABILITY OF CIVIL LIABILITIES	11

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Common Shares being offered and also adds to and updates information contained in the accompanying short form base shelf prospectus. The second part, the accompanying short form base shelf prospectus, dated December 1, 2008 (the “base prospectus”), gives more general information, some of which may not apply to the Common Shares being offered under this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus. If the description of the Common Shares varies between this prospectus supplement and the accompanying short form base shelf prospectus, you should rely on the information in this prospectus supplement. We have not authorized anyone to provide you with different or additional information. We are not making an offer of the Common Shares in any jurisdiction where the offer is not permitted by law. If anyone provides you with any different or inconsistent information, you should not rely on it. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying short form base shelf prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

DEFINITIONS AND OTHER MATTERS

In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings provided in the short form base shelf prospectus. All currency amounts in this prospectus supplement are stated in Canadian dollars, unless otherwise indicated. The reporting currency of the Company is United States dollars.

This prospectus supplement is part of a registration statement on Form F-10 relating to the Common Shares that we filed with the SEC. This prospectus supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Common Shares.

We prepare our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from United States generally accepted accounting principles (“U.S. GAAP”). Therefore, our financial statements incorporated by reference in this prospectus supplement and in the accompanying short form base shelf prospectus and in the documents incorporated by reference in this prospectus supplement and in the accompanying short form base shelf prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to Note 13 of our financial statements for the year ended December 31, 2008 as filed with the SEC on the Company’s Annual Report on Form 40-F, filed March 12, 2009, as amended by our filing on Form 40-F/A on September 21, 2009, for a discussion of the principal differences between our financial results determined under Canadian GAAP and under U.S. GAAP. For our financial statements as at and for the three and six months ended June 30, 2009, you should refer to our reconciliation of our financial statements to U.S. GAAP contained in Note 11 to those financial statements, furnished to the SEC on the Company’s Current Report on Form 6-K dated August 6, 2009 and incorporated into this prospectus supplement by reference. See “Documents Incorporated by Reference”.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus supplement, and in certain documents incorporated by reference in this prospectus supplement, constitute forward-looking statements as defined in applicable Canadian and U.S. securities laws. These statements relate to, but are not limited to, the Company’s expectations, intentions, plans and beliefs. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by use of words such as “seek”, “anticipate”, “contemplate”, “continue”, “plan”, “will”, “budget”, “target”, “believe”, “estimate”, “may”, “potential”, “intend”, “could”, “expect” and similar expressions or the negative thereof or variations thereon. In particular, but without limitation, statements contained under the headings “Use of Proceeds’’ and “The Offering” in this prospectus supplement, under the headings “General Development of the Business”, “Principal Property–The Dolores Property”, “Sonora Properties”, “Specialized Skill and Knowledge” and “Material Contracts” in the AIF for the year ended December 31, 2008, under the headings “The Dolores Mine”, “Measured and Indicated Resources and Inferred Resources”, “Exploration and Development Properties” and “Capital Resources and Liquidity” in management’s discussion and analysis for the year ended December 31, 2008, and under the heading “Outlook” in management’s discussion and analysis for the three and six month periods ended June 30, 2009, all as incorporated by reference herein, constitute “forward-looking statements’’.

Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties, both known and unknown, and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others, those which are discussed in the “Risk Factors” section beginning on page 21 of the annual information form of the Company for the year ended December 31, 2008, dated March 10, 2009 (the “AIF”), as incorporated herein and which is available on SEDAR at www.sedar.com and in our filings with the SEC at www.sec.gov.

The estimates and assumptions of the Company contained or incorporated by reference in this prospectus supplement which may prove to be incorrect, include, but are not limited to: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, inclement weather or otherwise; (2) permitting and development proceeding on a basis consistent with the Company’s current expectations; (3) the exchange rate between the Mexican peso, the Canadian dollar and the U.S. dollar being approximately consistent with current levels; (4) certain price assumptions for gold and silver; (5) prices for and availability of reagents, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (6) production forecasts meeting expectations; (7) the accuracy of the Company’s current resource and reserve estimates; and (8) labour and material costs remaining consistent with the Company’s current expectations.Should one or more of these risks or uncertainties materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those anticipated in such forward-looking statements.

In particular, recent unprecedented events in global financial and credit markets have resulted in high market and commodity volatility and contraction in credit markets. These on-going events, among others, could impact forward-looking statements contained in this prospectus supplement and in the documents incorporated herein by reference in an unpredictable and possibly detrimental manner.

These forward-looking statements are made as of the date of this prospectus supplement or, in the case of documents incorporated by reference herein, as of the date of such documents, and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable law. Forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

CURRENCY & EXCHANGE RATE INFORMATION

All references to “C$” in this prospectus supplement refer to Canadian dollars and all references to “US$” refer to United States dollars.

The following table sets forth, for each of the years indicated, the year end noon exchange rate, the average noon exchange rate, and the high and low noon exchange rates of one United States dollar expressed in Canadian dollars as quoted by the Bank of Canada.

	Fiscal Year Ended December 31,			Six Months Ended June 30
	2006	2007	2008	2008	2009
High	1.1726	1.1853	1.2969	1.0324	1.3000
Low	1.0990	0.9170	0.9719	0.9719	1.0827
Average	1.1342	1.0748	1.0660	1.0070	1.2062
Year End	1.1653	0.9881	1.2246	1.0186	1.1625

The noon exchange rate as reported by the Bank of Canada for one United States dollar expressed in Canadian dollars was C$1.0724 on September 18, 2009, the last trading day before the filing of this prospectus supplement.

The financial statements of the Company incorporated in this prospectus supplement by reference are reported in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

THE OFFERING

The following summary contains basic information about this offering and is not intended to be complete. It does not contain all the information that is important to you. You should carefully read this entire prospectus supplement, the accompanying short form base shelf prospectus and the documents incorporated by reference herein and therein before making an investment decision. Unless otherwise indicated, the information in this prospectus supplement assumes that the Underwriters will not exercise their over-allotment option to purchase additional Common Shares.

Issuer	Minefinders Corporation Ltd.
Securities offered	6,200,000 Common Shares.
Issue price	C$10.65 per Common Share.
Common shares outstanding before this offering (1)	59,217,032 common shares.
Common shares outstanding after this offering (1)	65,417,032 common shares. If the over-allotment option is exercised in full, 66,317,032 common shares will be outstanding after this offering.

Over-allotment option

The Underwriters have been granted an over-allotment option to purchase up to 900,000 additional Common Shares at the public offering price set forth on the cover of this prospectus supplement. The over-allotment option is exercisable for 30 days from the date of this prospectus supplement.

Use of proceeds

The Company estimates that the net proceeds of this offering (before expenses) will be approximately C$62,728,500 (approximately C$71,834,250 if the Underwriters exercise their over-allotment option in full). The net proceeds from the offering will be used for debt repayment, continued development of La Bolsa, future expansion and mill construction at Dolores and general corporate purposes.

Stock exchange symbols	The common shares of the Company are listed on the TSX under the symbol “MFL” and on NYSE Amex, under the symbol “MFN”.
Risk factors	See the “Risk Factors” section beginning on page 21 of the AIF.

(1) Based on common shares outstanding as of September 18, 2009. This figure excludes: (i) common shares issuable on the conversion of US$85 million of 4.5% unsecured convertible senior notes maturing December 15, 2011. The notes are convertible into common shares at a ratio of 91.9118 common shares per US$1,000 note (a conversion price of approximately US$10.88 per common share), or 7,812,500 common shares in aggregate; (ii) 4,599,500 common share purchase warrants outstanding as at September 18, 2009, exercisable on or before December 31, 2011 at a price of C$5.00 per common share; and (iii) 3,994,500 options to purchase common shares in the Company outstanding as at September 18, 2009, exercisable for up to five years from the dates of grant at prices ranging from C$5.64 to C$12.46per common share.

RISK FACTORS

An investment in the Common Shares is speculative and involves a high degree of risk due to the nature of the Company’s business. In addition to other information contained in this prospectus supplement and the accompanying base prospectus, and in the documents incorporated by reference herein and therein, prospective purchasers of Common Shares should read the discussion of certain risks affecting the Company in connection with its business that is provided under the heading “Risk Factors” in the AIF, which is incorporated by reference in this prospectus supplement.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated September 21, 2009 (the “Underwriting Agreement”), we have agreed to sell and the Underwriters have agreed to purchase on September 29, 2009, or such date as may be agreed upon, subject to the terms and conditions stated in the Underwriting Agreement, all but not less than 6,200,000 Common Shares at a price of C$10.65 per Common Share, payable in cash to the Company against delivery of such Common Shares. The obligations of the Underwriters under the Underwriting Agreement may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Common Shares if any Common Shares are purchased under the Underwriting Agreement. The Underwriters propose to offer the Common Shares initially to the public at the offering price set forth on the face page of this prospectus supplement. After the Underwriters have made a reasonable effort to sell all of the Common Shares at the price specified herein, the offering price may be decreased and further changed from time to time to an amount not greater than the offering price specified herein.

The Underwriting Agreement also provides that the Company will indemnify the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders, agents and certain persons who control the Underwriters against certain liabilities and expenses, including liabilities under the U.S. Securities Act.

We have granted to the Underwriters the option to purchase up to an additional 900,000 Common Shares at the offering price hereunder, exercisable at any time up to thirty days after closing of the offering.

The Underwriting Agreement provides that the Underwriters will be paid a fee equal to C$0.5325 for each Common Share sold.

Pursuant to policy statements of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase common shares. The foregoing restriction is subject to certain exceptions for bids or purchases made through the facilities of the TSX, in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., including, (a) market stabilization or market balancing activities on the TSX where the bid for or purchase of the common shares is for the purpose of maintaining a fair and orderly market in the common shares, subject to price limitations applicable to such bids or purchases, (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriters, or if the client’s order was solicited, the solicitation occurred before the commencement of a prescribed restricted period, and (c) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period.

Until the distribution of the Common Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing common shares of the Company. However, the Underwriters may engage in transactions that stabilize the price of the common shares of the Company, such as bids or purchases to peg, fix or maintain that price.

If the Underwriters create a short position in the Common Shares in connection with this offering, i.e., if they sell more Common Shares than are listed on the cover of this prospectus supplement, the Underwriters may reduce that short position by purchasing common shares in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of common shares to stabilize the price or to reduce a short position may cause the price of the common shares to be higher than it might be in the absence of such purchases.

Neither we nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares of the Company. In addition, neither we nor the Underwriters make any representation that the Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

DESCRIPTION OF THE SECURITIES DISTRIBUTED

This offering consists of 6,200,000 Common Shares (without giving effect to the exercise, if any, of the over-allotment option).

CONSOLIDATED CAPITALIZATION

Other than as set out herein under “Prior Sales”, there have been no material changes in the share capitalization of the Company since June 30, 2009.

As a result of the issuance of the Common Shares which may be distributed under this prospectus supplement (including the additional Common Shares issuable pursuant to the over-allotment option granted to the Underwriters), the share capital of the Company may increase by up to a maximum of C$71,384,250 after deducting the underwriting commission and the estimated expenses of the offering.

USE OF PROCEEDS

The Company intends to use the net proceeds of the offering for debt repayment, continued development of the La Bolsa property, future expansion and mill construction at the Dolores mine site and general corporate purposes. Proceeds from the over-allotment option, if any, will be used for the same purposes.

The Company intends to repay a portion of the outstanding balance of the US$60,000,000 revolving credit facility with The Bank of Nova Scotia (the “Credit Facility”), under which US$51,200,000 is drawn as at September 18, 2009. The principal use of funds drawn under the Credit Facility was the construction and commissioning of the Dolores mine.

Scotia Capital Inc., an underwriter of this offering, is a wholly-owned subsidiary of The Bank of Nova Scotia. We are therefore a connected issuer of Scotia Capital Inc. under applicable securities legislation. The Company is in compliance with the terms of the agreement governing the Credit Facility and The Bank of Nova Scotia has not waived any breach under the Credit Facility since the date of its execution. The Company has provided security to The Bank of Nova Scotia in respect of the Credit Facility by way of a pledge of the shares in its United States and Mexican subsidiaries and its assets at the Dolores mine. The carrying value of the pledged assets (comprising inventories, mineral property, plant and equipment at the Dolores mine) as at June 30, 2009 totalled US$243,167,000. The value of the security has not changed since the indebtedness to The Bank of Nova Scotia was incurred other than with respect to additional development, equipment and inventory purchases and capitalized commissioning costs. The financial position of the Company is as described in management’s discussion and analysis for the three and six month periods ended June 30, 2009, as incorporated by reference herein. The Company may or may not decide to re-draw under the Credit Facility. Payments of principal under the Credit Facility are not due until maturity. Cash flows from the Dolores mine are expected to meet those principal payments to the extent they are not repaid using the net proceeds of this offering. All of the Underwriters other than Scotia Capital Inc. are independent underwriters under applicable securities legislation. BMO Nesbitt Burns Inc. was involved in all of the structuring, pricing and due diligence conducted in connection with this offering.

The Company has recently commenced a pre-feasibility study of the economic viability of a mine at the La Bolsa property and a pre-feasibility study of the economic viability of the addition of a mill at the Dolores mine. Results of both studies are expected by year end. The allocation of the net proceeds of this offering will be contingent upon the results of these studies.

The principal business objectives that the Company expects to accomplish using the net proceeds of this offering are the reduction of corporate debt and the advancement of the development of the Company’s properties, in particular the Dolores mine and the La Bolsa property.

Although the Company intends to use the net proceeds from this offering for the purposes set forth above, we reserve the right to use such net proceeds for other purposes to the extent that circumstances, including the results of the pre-feasibility studies and other sound business reasons, make such use necessary or prudent.

LEGAL MATTERS

Certain legal matters relating to the offering of the Common Shares will be passed upon on behalf of the Company by Stikeman Elliott LLP, Vancouver, British Columbia, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, Denver, Colorado, with respect to U.S. legal matters, and for the Underwriters by Blake, Cassels & Graydon LLP, Vancouver, British Columbia, with respect to Canadian legal matters and by Shearman & Sterling LLP, Toronto, Ontario, with respect to U.S. legal matters.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed, as of the date hereof, to be incorporated by reference into the base prospectus solely for the purposes of this offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the base prospectus, and reference should be made to the base prospectus for full particulars thereof.

The following documents which have been filed by the Company with securities commissions or similar authorities in Canada, are also specifically incorporated by reference into, and form an integral part of, the base prospectus, as supplemented by this prospectus supplement:

1.

the revised audited consolidated financial statements of the Company and the notes thereto for the financial years ended December 31, 2008, 2007 and 2006, together with the report of the auditors thereon, as filed on September 21, 2009.

2.	management’s discussion and analysis of the Company for the three and six months ended June 30, 2009 and 2008, as filed on August 6, 2009;
3.	the unaudited interim consolidated financial statements of the Company for the three and six months ended June 30, 2009 and 2008, as filed on August 6, 2009;
4.	the management information circular for the annual meeting of shareholders of the Company held on May 20, 2009, as filed on April 7, 2009;
5.	the annual information form of the Company for the year ended December 31, 2008, dated March 10, 2009, as filed on March 11, 2009; and
6.	management’s discussion and analysis of the Company for the year ended December 31, 2008 and 2007, as filed on March 11, 2009.

Any documents of the type referred to above (including material change reports but excluding confidential material change reports), or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101, which are subsequently filed by the Company with securities commissions or similar authorities in the relevant provinces or territories of Canada after the date of this prospectus supplement, and until all of the Common Shares are sold, shall be deemed to be incorporated by reference into this prospectus supplement. These documents are available through the internet on SEDAR at www.sedar.com. In addition, any report filed or furnished by us with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement and the base prospectus and the registration statement of which this prospectus supplement and the base prospectus form a part until all of the Common Shares are sold.

Any statement contained in this prospectus supplement, the base prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained in this prospectus supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this prospectus supplement or in base prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the base prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the base prospectus under “Documents Filed as Part of the Registration Statement,” the Underwriting Agreement has been or will be filed with the SEC as part of the registration statement to which this prospectus supplement relates.

PRIOR SALES

In the 12 months prior to the date of this prospectus supplement, the Company has issued the following securities:

Date of grant/ issuance	Price per common share (C$)	Number of common shares issued/issuable
Common shares:
11-Dec-08	3.60(1)	9,200,000
Common share purchase warrants:
11-Dec-08	5.00(1)	4,600,000
Common shares issued on exercise of warrants:
01-Apr-09	5.00	500
Stock options:
20-May-09	9.76	765,000
Common shares issued on exercise of stock options:
26-Feb-09	Cashless (5.64)	2,470
14-May-09	8.25	75,000
21-May-09	8.80	25,000
01-June-09	Cashless (8.80)	26,407
02-Jun-09	Cashless (8.80)	9,693
03-Jun-09	Cashless (8.80)	19,160
08-Jun-09	Cashless (8.80)	6,289
10-Jun-09	8.80	20,000
11-Jun-09	Cashless (8.80)	2,057
11-Jun-09	8.80	20,000
10-Sep-09	5.64	3,500

(1)        In December 2008, the Company distributed 9,200,000 units, each consisting of one common share and one-half of one common share purchase warrant, at a price of C$4.35 per unit. The common share component of each unit was ascribed a value of C$3.60 and each warrant component was ascribed a value of C$0.75, or C$1.50 per whole warrant. Each whole warrant entitles the holder to purchase one common share at a price of C$5.00 at any time on or prior to December 31, 2011.

PRICE RANGE AND TRADING VOLUMES

The common shares of the Company are listed and posted for trading on the TSX under the symbol “MFL” and NYSE Amex under the trading symbol “MFN”. The following tables set forth the reported high and low trading prices and the daily average volume of trading of the common shares during the 12 months preceding the date of this prospectus supplement.

	Toronto Stock Exchange (prices in Canadian dollars)			NYSE Amex (prices in U.S. dollars)
2008	High	Low	Daily Avg. Volume	High	Low	Daily Avg. Volume
September	9.58	5.62	241,243	9.38	5.21	534,891
October	8.60	4.05	117,389	7.97	3.50	319,858
November	7.24	3.65	218,136	6.23	2.82	327,025
December	6.68	3.33	301,925	5.49	2.58	529,618
2009
January	6.54	4.89	334,237	5.39	3.90	512,734
February	8.18	5.34	308,979	6.54	4.30	711,524
March	10.39	6.40	384,320	8.40	4.98	536,801
April	10.13	8.18	226,628	8.09	6.74	341,712
May	10.56	8.70	223,545	9.51	7.34	424,587
June	9.87	7.57	217,247	9.48	6.55	612,274
July	9.84	7.83	137,786	9.15	6.72	379,303
August	9.89	8.65	108,155	9.28	7.86	274,349
September 1 - September 18	11.41	9.38	359,718	10.70	8.52	613,846

The closing price of the Company’s common shares on the TSX and NYSE Amex on September 18, 2009 was C$10.68 and US$10.01, respectively.

INTEREST OF EXPERTS

As at the date hereof, the partners and associates of Stikeman Elliott LLP, as a group, own, directly or indirectly, less than 1% of the common shares of the Company. As at the date hereof, the partners and associates of Dorsey & Whitney LLP, as a group, own, directly or indirectly, less than 1% of the common shares of the Company. The Company’s auditors, KPMG LLP, Chartered Accountants, and the Company’s former auditors, BDO Dunwoody LLP, Chartered Accountants, of Vancouver, British Columbia, have advised that they are independent of the Company within the meaning of the Rules of Professional Conduct/Code of Ethics of the Institute of Chartered Accountants of British Columbia and under all relevant professional and regulatory requirements in the United States.

None of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or has received a direct or indirect interest in a property of the Company or any associate or affiliate of the Company.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation existing under the Business Corporations Act (Ontario). Many of the Company’s directors and officers, and some of the experts named in this prospectus supplement and the accompanying base prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of common shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of common shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws. The Company has been advised by its Canadian counsel, Stikeman Elliott LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by Stikeman Elliott LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10 of which this prospectus supplement is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed DL Services Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Common Shares under this prospectus supplement.